

August 12, 2010

Jianliang Shi
Chief Executive Officer
TradeOn, Inc.
Jingsu Wujing Lijia Industrial Park
Lijia Town
Wujin District, Changzhou City
Jiangsu Province 213176
People's Republic of China

**Re: TradeOn, Inc.
          Item 4.01 Form 8-K
          Filed July 27, 2010
          File No. 0-53547**

Dear Mr. Shi:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief